Citigroup Mamaged Futures LLC
                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 200549


Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registraion Statement on Form S-1
        File No. 333-117275


Ladies and Gentlemen:


     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to the Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated May 31, 2007 to the Partnership's prospectus dated April 30, 2007.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    --------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                    May 2007

     The net asset value for Citigroup Diversified Futures Fund L.P. was $940.91 per unit at the end of May, up 3.6% for the month and up 0.6% year to date.

     The Fund was positive for the month of May, as profits in fixed income, indices and currency markets were partially offset by losses in metals, energy and soft commodities markets.

     Profits were earned in May as the persistent global trend towards higher interest rates caused prices on fixed income instruments to fall. Gains were realized from trading in fixed income markets domestically and globally on stronger than expected economic data and increased inflationary pressures. Global equity indices continued to produce gains for the Fund. Profits were also captured from trading in currency markets as the Japanese yen continued to depreciate against most major currencies.

     Losses were taken in metals markets as prices fell for both precious and base metals, as a result of U.S. dollar appreciation and a slowdown in Chinese economic growth which diminished demand forecasts. In energy markets, losses were realized primarily from trading crude oil and natural gas positions as prices remained range bound. Losses were also accumulated in soft commodities markets on unanticipated rallies in coffee and cotton prices as warehouse stockpiles were lower than expected.

Past performance is not necessarily indicative of future results.

     If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                              For the Period May 1,
                              Through May 31, 2007



                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      --------
Realized gains from trading            $18,209,061       2.19%
Change in unrealized gains/losses
     from trading                       14,850,822       1.78
                                       -----------      -----
                                        33,059,883       3.97
Less, Brokerage commissions
     and clearing fees ($237,070)        4,335,068       0.52
                                       -----------      -----
Net realized and unrealized gains       28,724,815       3.45
Interest Income                          2,618,189       0.31
                                       -----------      -----
                                        31,343,004       3.76
                                       -----------      -----
Less, Expenses:
     Management fees                     1,380,048       0.16
     Incentive fees                         81,917       0.01
     Other expenses                         86,402       0.01
                                       -----------      -----
                                         1,548,367       0.18
                                       -----------      -----
Net income                              29,794,637       3.58%
                                                        =====


Additions (6,841.6244 L.P. units
at April 30, 2007 net asset
value per unit of $908.41)               6,215,000
Redemptions (30,852.1230 L.P. units
at May 31, 2007 net asset
value per unit of $940.91)             (29,029,071)
                                       -----------
Increase in net assets                   6,980,566
Net assets, April 30, 2007             826,598,577
                                       -----------
Net assets, May 31, 2007              $833,579,143
                                       ===========


Net Asset Value per unit
  ($833,579,143 / 885,928.4358 Units)       $940.91
                                             ======

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: /s/ Jennifer Magro
       ----------------
       Jennifer Magro
       Chief Financial Officer and Director
       Citigroup Managed Futures LLC
       General Partner, Citigroup
       Diversified Futures Fund L.P.